UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
August 16, 2016
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Select Equity Group, L.P. (46-3465710)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,614,432
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,614,432
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,614,432
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 4.4%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners L.P. (13-3991804)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 148,177
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 148,177
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 148,177
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.4%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Holdings, LLC (13-3991559)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 148,177
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 148,177
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 148,177
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.4%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II, L.P. (82-0575314)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 569,749
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 569,749
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 569,749
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 1.6%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II Holdings, LLC (82-0575310)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 569,749
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 569,749
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 569,749
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 1.6%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Offshore Master Fund, Ltd. (98-1007715)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 896,506
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 896,506
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 896,506
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 2.5%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,614,432
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,614,432
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,614,432
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 4.4%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Evan C. Guillemin
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,251
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,251
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,251
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [☐
(13) Percent of Class Represented by Amount in Row (11): 0.02%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.

CUSIP No. 819047 101	Schedule 13D	Page 10 of 14 Pages
This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the A-Common of the Issuer to amend the Schedule 13D filed on February 17, 2015, as previously amended by Amendment No. 1 to Schedule 13D filed on August 20, 2015, Amendment No. 2 to Schedule 13D filed on November 13, 2015, Amendment No. 3 to Schedule 13D filed on November 16, 2015, Amendment No. 4 to Schedule 13D filed on March 14, 2016, Amendment No. 5 to Schedule 13D filed on March 24, 2016, Amendment No. 6 to Schedule 13D filed on May 27, 2016 and Amendment No. 7 to Schedule 13D filed on June 14, 2016 (as amended by this Amendment No. 8, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.
Items 5(a) and 5(b) of the Schedule 13D are amended to reflect the following:
As of the date of this Amendment No. 8, (i) SEG is the record owner of 49,127 shares of B-Common and LLC Interests, (ii) SEG II is the record owner of 191,658 shares of B-Common and LLC Interests and (iii) Evan C. Guillemin is the record owner of the Guillemin Options.  Each of the Reporting Persons and, collectively, the other directors and officers of SEG Offshore beneficially owns the number of shares of A-Common, on an as-converted basis, as set forth below.  The percentage of A-Common beneficially owned by each such Reporting Person and such other directors and officers is based on 36,329,750 shares of Common Stock outstanding on an as-converted basis as of August 3, 2016, as reported in the Issuer’s Form 10-Q for the quarter ended June 29, 2016.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	1,614,432	1,614,432	4.4%
SEG	0	148,177	148,177	0.4%
SEG Holdings	0	148,177	148,177	0.4%
SEG II	0	569,749	569,749	1.6%
SEG II Holdings	0	569,749	569,749	1.6%
SEG Offshore	0	896,506	896,506	2.5%
George S. Loening	0	1,614,432	1,614,432	4.4%

CUSIP No. 819047 101	Schedule 13D	Page 11 of 14 Pages

Evan C. Guillemin**	8,251	0	8,251	0.02%
Other directors and officers of SEG Offshore	0	896,506	896,506	2.5%

*All share numbers presented in this table assume full conversion of B-Common and LLC Interests to A-Common.
**Excludes 2,003 unvested options granted to Mr. Guillemin on May 19, 2016 under the Company’s 2015 Incentive Award Plan, which vest on May 19, 2017.
Due to their relationships with the SEG Direct Holders, each of Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared voting and investment power with respect to the Equity Interests beneficially owned by the SEG Direct Holders.  As such, Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared beneficial ownership over such Equity Interests.  SEG and SEG Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG II and SEG Offshore; SEG II and SEG II Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG and SEG Offshore; and SEG Offshore disclaims beneficial ownership of the Equity Interests held directly by SEG and SEG II.
Additionally, by virtue of the various agreements and arrangements among the SEG Funds described in this Schedule 13D and the Non-SEG Voting Members, the Non-SEG Voting Members may be deemed to be members of a “group” with the Reporting Persons.  None of the Non-SEG Voting Members are Reporting Persons on this Schedule 13D, and any obligations that any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any Non-SEG Voting Member beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.
Item 5(c) of the Schedule 13D is amended to reflect the following:
The following table reflects all shares sold by the Reporting Persons within the last 60 days.  The sales were made in market transactions, and the price received excludes commissions.
Reporting Person	Date	Shares Sold	Price
SEG	8/12/2016	125	$38.11
SEG Offshore	8/12/2016	32,536	$38.11
SEG II	8/12/2016	22,339	$38.11

CUSIP No. 819047 101	Schedule 13D	Page 12 of 14 Pages

SEG	8/15/2016	5,967	$37.76
SEG Offshore	8/15/2016	36,205	$37.76
SEG II	8/15/2016	23,045	$37.76
SEG	8/16/2016	3,665	$37.26
SEG Offshore	8/16/2016	22,205	$37.26
SEG II	8/16/2016	14,130	$37.26

Additionally, on August 2, 2016, SEG converted 34,000 LLC Interests, and SEG II converted 136,000 LLC Interests.  In connection with and as a result of such conversions, (i) SEG received 34,000 shares of the A-Common, and SEG II received 136,000 shares of the A-Common, and (ii) 34,000 shares of the B-Common held by SEG and 136,000 shares of the B-Common held by SEG II were extinguished.

CUSIP No. 819047 101	Schedule 13D	Page 13 of 14 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of August 17, 2016

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its general partner

By: /s/ George S. Loening	Date: August 17, 2016

SEG PARTNERS L.P.

By: SEG Partners Holdings, LLC, its general partner

By: /s/ George S. Loening	Date: August 17, 2016

SEG PARTNERS HOLDINGS, LLC

By: /s/ George S. Loening	Date: August 17, 2016

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its general partner

By: /s/ George S. Loening	Date: August 17, 2016

SEG PARTNERS II HOLDINGS, LLC

By: /s/ George S. Loening	Date: August 17, 2016

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George S. Loening	Date: August 17, 2016

CUSIP No. 819047 101	Schedule 13D	Page 14 of 14 Pages

GEORGE S. LOENING

By: /s/ George S. Loening	Date: August 17, 2016

EVAN C. GUILLEMIN

By: /s/ Evan C. Guillemin	Date: August 17, 2016